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04010333

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Advanced Info Service Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FILE NO. 82- 3436 FISCAL YEAR 12-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 3/5/04

82-3236

04 MAR -4 AM 7:21

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS

31 DECEMBER 2003

AR/S 12-31-03

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 1000
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT

To the Shareholders of Advanced Info Service Public Company Limited

I have audited the accompanying consolidated and company balance sheets as at 31 December 2003 and 2002, and the related consolidated and company statements of income, changes in shareholders' equity and cash flows for the years then ended of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively. These financial statements are the responsibility of the Company's managememt. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2003 and 2002, and the consolidated and company results of operations, and cash flows for the years then ended of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively, in accordance with generally accepted accounting principles.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
13 February 2004

Advanced Info Service Public Company Limited
Balance Sheets
As at 31 December 2003 and 2002

	Notes	Consolidated 2003 Baht	Consolidated 2002 Baht	Company 2003 Baht	Company 2002 Baht
ASSETS					
Current Assets					
Cash and cash equivalents	4	8,636,841,298	4,068,538,843	1,479,409,171	1,695,435,115
Short-term investments	5	182,800,426	61,882,443	-	-
Trade accounts receivable, net	6	5,458,841,499	7,238,678,506	6,181,075,744	7,780,514,135
Amounts due from and loans to related parties	31	1,364,737	4,445,440	31,260,351	149,265,258
Inventories, net	7	1,026,840,782	1,961,215,240	-	-
Spare part inventories for mobile phone network maintenance, net		352,913,435	760,884,864	333,825,786	608,368,520
Current portion of forward and swap contracts receivable, net	8	16,146,813	1,000,803	-	418,303
Advances to suppliers		409,574,673	1,530,545,936	408,929,733	1,530,545,936
Other current assets	9	1,810,263,601	2,754,421,296	1,735,842,696	1,927,119,247
Total Current Assets		17,895,587,264	18,381,613,371	10,170,343,481	13,691,666,514
Non-Current Assets					
Forward and swap contracts receivable, net	8	8,073,406	-	-	-
Investments in subsidiaries, net	10	-	-	25,152,408,768	26,988,573,112
Property, plant and equipment, net	11	12,120,174,228	9,747,640,759	11,857,666,955	9,398,450,858
Other assets					
Assets under concession agreements, net	12	78,549,049,497	79,795,412,932	67,803,211,705	67,846,177,643
Concession rights, net	14	4,415,573,526	4,870,396,567	-	-
Goodwill, net	13	11,337,754,668	12,504,658,669	-	-
Other assets, net	14	622,963,261	785,646,017	489,553,864	628,058,806
Total Non-Current Assets		107,053,588,586	107,703,754,944	105,302,841,292	104,861,260,419
Total Assets		124,949,175,850	126,085,368,315	115,473,184,773	118,552,926,933

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ.แอดวานซ์ อินโฟร์ เซอร์วิส

Advanced Info Service Public Company Limited
Balance Sheets
As at 31 December 2003 and 2002

		Consolidated		Company	
		2003	2002	2003	2002
	Notes	Baht	Baht	Baht	Baht
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Short-term loans from financial institutions	16	60,000,000	30,000,000	-	-
Trade accounts payable	15	5,714,017,676	7,649,395,647	4,454,106,644	6,103,867,426
Amounts due to and loans from related parties	31	627,032,309	438,339,928	1,154,910,667	4,551,806,663
Current portion of long-term borrowings	16	4,105,918,317	1,531,002,263	2,053,729,677	191,057,160
Current portion of long-term debentures, net	16	7,973,320,909	6,970,452,412	7,973,320,909	6,970,452,412
Current portion of concession right payable, accrued concession fee and excise tax	18	5,584,446,369	4,474,048,313	2,169,129,798	2,940,675,178
Other current liabilities	17	9,512,260,423	7,969,294,527	8,889,020,859	7,258,562,367
Total Current Liabilities		33,576,996,003	29,062,533,090	26,694,218,554	28,016,421,206
Non-Current Liabilities					
Long-term borrowings	16	1,114,725,145	5,825,795,641	117,247,639	2,160,355,426
Long-term debentures, net	16	29,391,460,146	37,406,803,700	29,391,460,146	37,406,803,700
Concession right payable	18	1,225,103,203	2,532,258,127	-	-
Deposits from customers		14,687,673	16,730,583	-	-
Total Non-Current Liabilities		31,745,976,167	45,781,588,051	29,508,707,785	39,567,159,126
Total Liabilities		65,322,972,170	74,844,121,141	56,202,926,339	67,583,580,332
Shareholders' Equity					
Share capital					
Authorised share capital		5,000,000,000	5,000,000,000	5,000,000,000	5,000,000,000
Issued and fully paid-up share capital	19	2,938,524,890	2,935,000,000	2,938,524,890	2,935,000,000
Premium on share capital	19	20,169,275,161	20,004,000,000	20,169,275,161	20,004,000,000
Advanced receipts for share subscription	19, 35	25,525,832	-	25,525,832	-
Retained earnings					
Appropriated - Legal reserve	20	500,000,000	500,000,000	500,000,000	500,000,000
Unappropriated		35,720,062,307	27,601,008,014	35,720,062,307	27,601,008,014
Total Parent's Shareholders' Equity		59,353,388,190	51,040,008,014	59,353,388,190	51,040,008,014
Minority interests		355,945,246	271,900,573	-	-
Total Shareholders' Equity		59,709,333,436	51,311,908,587	59,353,388,190	51,040,008,014
Less Treasury stock	21	(83,129,756)	(70,661,413)	(83,129,756)	(70,661,413)
Total Shareholders' Equity, net		59,626,203,680	51,241,247,174	59,270,258,434	50,969,346,601
Total Liabilities and Shareholders' Equity		124,949,175,850	126,085,368,315	115,473,184,773	118,552,926,933

The accompanying notes on pages 10 to 49 are an integral part of these consolidated and company financial statements.

Advanced Info Service Public Company Limited
Statements of Income
For the years ended 31 December 2003 and 2002

	Notes	Consolidated 2003 Baht	Consolidated 2002 Baht	Company 2003 Baht	Company 2002 Baht
Revenues					
Revenues from services and equipment rentals		73,749,939,147	60,925,968,134	67,320,293,909	54,437,753,441
Sales		15,741,759,135	19,325,433,272	-	-
Total revenues		89,491,698,282	80,251,401,406	67,320,293,909	54,437,753,441
Cost					
Cost of services and equipment rentals		19,351,546,021	14,511,137,580	19,063,739,411	12,075,286,607
Concession fee and excise tax		17,725,935,766	15,254,778,794	16,089,995,455	13,611,217,480
Cost of sales		12,341,072,892	15,074,702,667	-	-
Total cost		49,418,554,679	44,840,619,041	35,153,734,866	25,686,504,087
Gross profit		40,073,143,603	35,410,782,365	32,166,559,043	28,751,249,354
Selling and administrative expenses		12,320,471,505	13,802,387,186	9,196,356,544	10,284,521,027
Profit from sales, services and equipment rentals	24	27,752,672,098	21,608,395,179	22,970,202,499	18,466,728,327
Other operating income	22	935,749,007	1,114,957,419	598,649,010	667,937,844
Net gain (loss) on exchange rate		35,998,952	(161,101,928)	18,632,289	(230,390,117)
Impairment loss for investment in a subsidiary	10	-	(258,625,157)	-	(258,625,157)
Directors' remuneration	23	(3,728,500)	(3,812,500)	(3,721,000)	(3,805,000)
Operating results		28,720,691,557	22,299,813,013	23,583,762,798	18,641,845,897
Share of net profit of investments - equity method		-	-	3,923,834,215	1,520,419,780
Profit before interest and tax		28,720,691,557	22,299,813,013	27,507,597,013	20,162,265,677
Interest expense		(2,579,067,601)	(3,068,783,671)	(2,136,425,697)	(2,437,210,935)
Income tax		(7,528,559,340)	(7,816,088,747)	(6,842,152,813)	(6,294,753,345)
Profit before minorities		18,613,064,616	11,414,940,595	18,529,018,503	11,430,301,397
Profit (loss) attributable to minorities, net		84,046,113	(15,360,802)	-	-
Net profit for the year		18,529,018,503	11,430,301,397	18,529,018,503	11,430,301,397
Basic earnings per share	25				
Net profit for the year		6.32	3.89	6.32	3.89
Diluted earnings per share	25				
Net profit for the year		6.31	3.89	6.31	3.89

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

ɘd Info Service Public Company Limited
nts of Changes in Shareholders' Equity
years ended 31 December 2003 and 2002

	Consolidated (Baht)							
	Issued and paid up share capital (Note 19)	Premium on share capital	Advanced receipt for share subscription	Legal reserve	Unappropriated retained earnings	Minority interests	Treasury Stock	Total
g balance 2003	2,935,000,000	20,004,000,000	-	500,000,000	27,601,008,014	271,900,573	(70,661,413)	51,241,247,174
fit for the year	-	-	-	-	18,529,018,503	-	-	18,529,018,503
d paid (Note 26)	-	-	-	-	(10,409,964,210)	(1,440)	-	(10,409,965,650)
nal shares (Note 19)	3,524,890	165,275,161	-	-	-	-	-	168,800,051
ased shares	-	-	-	-	-	-	(12,468,343)	(12,468,343)
ed receipt for share ription (Note 19, 35)	-	-	25,525,832	-	-	-	-	25,525,832
tributable to minorities	-	-	-	-	-	84,046,113	-	84,046,113
balance 2003	2,938,524,890	20,169,275,161	25,525,832	500,000,000	35,720,062,307	355,945,246	(83,129,756)	59,626,203,680
g balance 2002	2,935,000,000	20,004,000,000	-	500,000,000	17,321,686,859	260,812,310	-	41,021,499,169
fit for the year	-	-	-	-	11,430,301,397	-	-	11,430,301,397
d paid	-	-	-	-	(1,163,314,402)	(750)	-	(1,163,315,152)
d dividend	-	-	-	-	12,334,160	-	-	12,334,160
ased shares	-	-	-	-	-	-	(70,661,413)	(70,661,413)
nal shares in subsidiary	-	-	-	-	-	159,600	-	159,600
f net loss from subsidiaries	-	-	-	-	-	(15,360,802)	-	(15,360,802)
in percentage of minority interests to the any from additional shares in a subsidiary	-	-	-	-	-	26,290,215	-	26,290,215
balance 2002	2,935,000,000	20,004,000,000	-	500,000,000	27,601,008,014	271,900,573	(70,661,413)	51,241,247,174

ompanying notes on pages 10 to 49 are an integral part of these consolidated and company financial statements.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

ed Info Service Public Company Limited

nts of Changes in Shareholders' Equity (continued)

years ended 31 December 2003 and 2002

	Company (Baht)						
	Issued and paid up share capital (Note 19)	Premium on share capital	Advanced receipt for share subscription	Legal reserve	Unappro-priated retained earnings	Treasury Stock	Total
g balance 2003	2,935,000,000	20,004,000,000	-	500,000,000	27,601,008,014	(70,661,413)	50,969,346,601
it for the year	-	-	-	-	18,529,018,503	-	18,529,018,503
d paid (Note 26)	-	-	-	-	(10,409,964,210)	-	(10,409,964,210)
al shares (Note 19)	3,524,890	165,275,161	-	-	-	-	168,800,051
ased shares	-	-	-	-	-	(12,468,343)	(12,468,343)
ed receipt for share iption (Note 19, 35)	-	-	25,525,832	-	-	-	25,525,832
balance 2003	2,938,524,890	20,169,275,161	25,525,832	500,000,000	35,720,062,307	(83,129,756)	59,270,258,434
g balance 2002	2,935,000,000	20,004,000,000	-	500,000,000	17,321,686,859	-	40,760,686,859
fit for the year	-	-	-	-	11,430,301,397	-	11,430,301,397
d paid	-	-	-	-	(1,163,314,402)	-	(1,163,314,402)
d dividend	-	-	-	-	12,334,160	-	12,334,160
ased shares	-	-	-	-	-	(70,661,413)	(70,661,413)
balance 2002	2,935,000,000	20,004,000,000	-	500,000,000	27,601,008,014	(70,661,413)	50,969,346,601

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

บมจ.แอดวานซ์ อินโฟร์ เซอร์วิส

ompanying notes on pages 10 to 49 are an integral part of these consolidated and company financial statements.

Advanced Info Service Public Company Limited
Statements of Cash Flows
For the years ended 31 December 2003 and 2002

		Consolidated		Company	
	Notes	2003 Baht	2002 Baht	2003 Baht	2002 Baht
Cash flows from operating activities	29	40,378,167,134	22,037,950,421	29,588,907,254	17,000,979,162
Cash flows from investing activities:					
Net changes in short-term investments		4,855,517	913,557	-	-
Net changes in advances to suppliers		1,120,971,263	1,638,184,261	1,121,616,203	1,638,184,261
Acquisition of investment in a subsidiary		-	-	-	(2,999,840,400)
Proceed from disposals of a subsidiary, net of cash and cash equivalents disposed	30	-	25,665,000	-	235,730,000
Proceeds from disposals of property and equipment		12,866,873	117,750,277	4,660,164	12,851,429
Purchases of property, plant and equipment		(6,044,651,803)	(6,326,325,437)	(6,003,071,369)	(6,185,362,054)
Purchases of assets under concession agreements		(11,459,715,904)	(32,202,013,060)	(9,720,052,399)	(27,223,157,001)
Proceed from repayment of short-term loan to a subsidiary		-	-	28,000,000	200,000,000
Payment of short-term loans to a subsidiary		-	-	-	(228,000,000)
Dividend received from a subsidiary		-	-	5,759,998,560	2,999,999,250
Net cash payments for investing activities		(16,365,674,054)	(36,745,825,402)	(8,808,848,841)	(31,549,594,515)
Cash flows from financing activities:					
Proceeds from short-term loans from financial institutions		30,000,000	20,000,000	-	-
Repayments of short-term loans from financial institutions		-	(5,446,757,726)	-	(5,446,757,726)
Proceeds from short-term loans from subsidiaries		-	-	2,000,000,000	4,400,000,000
Repayments of short-term loans from subsidiaries		-	-	(5,500,000,000)	(1,600,000,000)
Proceed from long-term borrowings		3,943,265,000	2,940,000,000	-	2,000,000,000
Repayments of long-term borrowings		(5,976,077,747)	(1,227,002,105)	(80,000,000)	-
Proceeds from long-term debentures		-	14,943,034,302	-	14,943,034,302
Repayments of long-term debentures		(7,000,000,000)	(6,357,450,000)	(7,000,000,000)	(6,357,450,000)
Redemption of long-term debentures		(50,000,000)	-	(50,000,000)	-
Finance lease principal payment		(138,326,789)	(199,971,937)	(113,034,709)	(93,009,911)
Proceeds from capital increase	19	3,524,890	159,600	3,524,890	-
Proceeds from share premium	19	165,275,161	-	165,275,161	-
Repurchased shares	21	(12,468,343)	(70,661,413)	(12,468,343)	(70,661,413)
Cash received for share subscription	35	25,525,832	-	25,525,832	-
Changes in percentage of minority interests to the Company from additional shares in a subsidiary		-	26,290,215	-	-
Payments of dividend	26	(10,409,964,210)	(1,163,314,402)	(10,409,964,210)	(1,163,314,402)
Returned dividend		-	12,334,160	-	12,334,160
Payments of dividend to minorities		(1,440)	(750)	-	-
Net cash receipts (payments) from financing activities		(19,419,247,646)	3,476,659,944	(20,971,141,379)	6,624,175,010

Advanced Info Service Public Company Limited
Statements of Cash Flows (continued)
For the years ended 31 December 2003 and 2002

	Consolidated		Company	
	2003 Baht	2002 Baht	2003 Baht	2002 Baht
Net increase (decrease) in cash and cash equivalents	4,593,245,434	(11,231,215,037)	(191,082,966)	(7,924,440,343)
Cash and cash equivalents at the beginning of the year	4,068,538,843	15,284,024,896	1,695,435,115	9,604,146,474
Unrealised gain (loss) on exchange rate of cash and cash equivalents	(24,942,979)	15,728,984	(24,942,978)	15,728,984
Cash and cash equivalents at the end of the year	8,636,841,298	4,068,538,843	1,479,409,171	1,695,435,115

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Supplemental disclosures of cash flow information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the years ended 31 December 2003 and 2002 comprise:

	Consolidated		Company	
	2003	2002	2003	2002
	Million Baht	Million Baht	Million Baht	Million Baht
Cash and deposits at financial institutions	4,044.62	3,699.83	1,066.04	1,326.73
Short-term investments with maturities of three months or less	4,592.22	368.71	413.37	368.71
Total cash and cash equivalents	8,636.84	4,068.54	1,479.41	1,695.44

Interest paid, income tax and non-cash investing activities

Interest paid, income tax and non-cash investing activities for the years ended 31 December 2003 and 2002 comprise:

	Consolidated		Company	
	2003	2002	2003	2002
	Million Baht	Million Baht	Million Baht	Million Baht
Interest paid and income tax paid				
Interest paid	2,340.65	2,622.55	2,197.50	2,320.33
Income tax paid	7,713.81	7,364.03	6,630.80	5,958.92
Non-cash investing activities				
Outstanding debts arising from the addition to investments in property, plant and equipment and assets under concession agreements	2,204.78	3,429.30	1,998.90	2,771.97

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

1 General information

Advanced Info Service Public Co., Ltd. ("the Company") is a public company limited and is incorporated and resident in Thailand. The address of the Company's registered office is as follows:

414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The Company is listed on the Stock Exchange of Thailand. For reporting purposes, the Company and its subsidiaries are referred to as the "Group".

The principal business operations of the Group are summarised as follows:

1) The operation of a 900-MHz CELLULAR TELEPHONE SYSTEM under a concession granted from TOT Corporation Public Company Limited ("TOT"), under an agreement dated 27 March 1990, trading mobile phones and related accessories, rendering repair services for mobile phones and providing mobile phones for rent.

2) The operation of a DATAKIT VIRTUAL CIRCUIT SWITCH under a concession granted from TOT under the agreement dated 19 September 1989, rendering services for data network communications.

3) The operation of a 1800-MHz CELLULAR TELEPHONE SYSTEM under concessions granted by CAT Telecom Public Company Limited ("CAT") to Total Access Communication Public Company Limited ("TAC") under agreements dated 14 November 1990, 23 July 1993, 20 June 1996 and 22 November 1996 ("WorldPhone Concession").

4) The operation of PROVIDING CALL CENTER SERVICE

5) The operation of a DIGITAL DISPLAY PAGING SYSTEM under a concession granted from TOT under the agreement dated 19 December 1989, trading pagers and providing pagers for rent.

   According to the memorandum of understanding held on 30 July 2002 between TOT and Curtain Property Co.,Ltd. (formerly 'Advanced Paging Co., Ltd.'), a subsidiary, it was agreed that the subsidiary returned the paging business to TOT effective 1 June 2002 and the Group no longer operates the business.

Under the above agreements made with TOT, the Company and its subsidiary, Advanced Datanetwork Communications Co., Ltd., have to pay annual fees to TOT based on certain percentages of certain service income or at minimum fees as specified in those agreements, whichever is higher.

Under a joint venture agreement between a subsidiary, Advanced Datanetwork Communications Co., Ltd., and TOT dated 25 September 1997, TOT has extended the period of the service agreement to 25 years and waived the annual fee under the agreements effective from 25 September 1997. In exchange for the waiver of the annual fee, the subsidiary issued an additional 10.75 million ordinary shares at a par value of Baht 10 each to TOT on 17 March 1998.

The concessions are Build Transfer Operate concessions, under which the Company and its subsidiaries, according to the concessions, have to transfer their ownership of certain equipment and other assets procured by the Company and the subsidiaries for the operations of a 900 MHz CELLULAR TELEPHONE SYSTEM, and DATAKIT VIRTUAL CIRCUIT SWITCH to TOT upon completion of equipment installation.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

1 General information (continued)

Under the concession agreements with CAT dated 19 November 1996, which expires on 15 September 2013, the Company's subsidiary, Digital Phone Company Limited ("DPC"), has to pay minimum fees to CAT based on certain percentages of service income or at the minimum fees specified in the agreements, whichever is higher. In addition, the subsidiary has to procure equipment and computer systems for its operations and has to transfer the ownership of such equipment and computer systems (being capitalized software development costs and hardware costs) to CAT within the periods specified in the concession agreements.

On 28 January 2003, the Ministry of Finance announced the introduction of excise tax on revenue from mobile telecommunication at the rate of 10%. The excise tax is to be deducted from the concession fee payable to TOT and CAT. Total excise tax and concession fee is the same amount as the concession fee payable to the TOT and CAT prior to the introduction of the excise tax.

2 Accounting policies

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535.

The consolidated and company financial statements have been prepared under the historical cost convention except as modified by the accounting policies below.

2.2 Group Accounting - Investments in subsidiaries

Subsidiaries, which are those entities in which the Group has power to govern the financial and operating policies are consolidated. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See Note 2.10 for the accounting police on goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

In the Company's separate financial statements investments in subsidiaries are reported by using the equity method of accounting.

A list of the Group's principal subsidiaries is set out in Note 10. The effects disposals of subsidiary are shown in Note 30.

2.3 Foreign currencies translation

Items included in the financial statements of each entity in the Group are measured using Thai Baht. The consolidated financial statements are presented in Thai Baht.Foreign currency transactions are translated into Thai Baht using the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are translated to Thai Baht at the exchange rate prevailing at the balance

2 Accounting policies (continued)

2.4 Financial instruments

Financial instruments carried on the balance sheet include cash and deposits at financial institutions, short-term investments, trade receivables, related party receivables and payables, trade creditors, leases and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group uses financial instruments that manage exposure to fluctuations in foreign currency exchange and interest rates. These instruments, which mainly comprise forward foreign currency contracts, interest rate swap agreements, and interest rate cap agreements are recorded in the financial statements on the contract date. The purpose of these instruments is to manage risk.

Forward foreign exchange contracts protect the Group from fluctuations in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Forward contracts are recorded as forward contracts receivable or forward contracts payable on inception, and are translated at the year end exchange rate. Unrealised gains and losses on translation are recognised in the income statement. Premiums or discounts are amortised in the statement of income on a straight-line basis over the contract period.

Interest rate derivatives help the Group to better manage effects from fluctuations in floating interest rates. Any differential to be paid on an interest rate derivative is recognised as a component of interest expense over the period of such instrument. Gains and losses on early termination of interest rate derivatives or on repayment of the borrowing are charged to the statements of income.

Disclosures about financial instruments to which the Group is a party are provided in Note 28.

2.5 Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

2.6 Trade accounts receivable

Trade accounts receivable are carried at anticipated realisable value. An estimate is made for doubtful accounts receivable, which is equivalent to the estimated collection losses that may be incurred. The estimated losses are based on historical collection experience combined with a review of the current status of the existing receivables at the balance sheet date.

2.7 Other investments

Investments other than investments in subsidiaries, associates and interests in joint ventures are classified into the following four categories: trading, held-to-maturity, available-for-sale and general investments. The classification is dependent on the purpose for which the investments were acquired. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets; for the purpose of these financial statements short term is defined as three months. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to liquidity needs or changes in interest rates, are classified as available-for-sale; and are included in non-current assets unless management has expressed the intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Investments in non-marketable equity securities are classified as general investments.

2 Accounting policies (continued)

2.7 Other investments (continued)

Cost of investment includes transaction costs. Trading and available-for-sale investments are subsequently carried at fair value. Held-to-maturity investments are carried at amortised cost using the effective yield method. Realised and unrealised gains and losses arising from changes in the fair value of trading investments are included in the income statement in the period in which they arise. Unrealised gain and losses arising from changes in the fair value of investments classified as available-for-sale are recognised in equity. The fair value of investments are based on quoted bid price by reference to the Stock Exchange of Thailand. When investments classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment in securities.

In the statement of income, the unrealised gains and losses of trading investments are recognised in the other income. In the statement of cash flows, trading investments are presented within the section on operating activities as part of changes in working capital.

General investments are carried at cost less impairment.

A test for impairment is carried out when there is a factor indicating that an investment might be impaired. If the carrying value of the investment is higher than its recoverable amount, impairment loss is charged to the statement of income.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the statement of income.

2.8 Inventories

Inventories comprise mobile phones, refill cards for 1-2-Call, sim cards and spare parts used for repairs and services.

Inventories are stated at the lower of cost or net realisable value. Cost is determined as follows:

Mobile phones, refill cards for 1-2-Call and sim cards	- Moving weighted average method
Spare parts (mobile phones and network)	- Moving weighted average method
Datanet equipment	- First-in, first-out (FIFO) method

Net realisable value is the estimated selling price in the ordinary course of business less costs of completion and selling expenses. A provision is made for obsolete, slow-moving or defective inventories when necessary.

2.9 Investments in subsidiaries

Investments in subsidiary undertakings are accounted for in the non-consolidated financial statements by the equity method of accounting. These are undertakings over which the Company has over 50% of the voting rights, and over which the Company exercises control. Provisions are recorded for impairment in value, if any.

Equity accounting involves recognising in the income statement the Company's share of the subsidiaries' profit or loss for the year. The Company's interest in the subsidiary is carried in the balance sheet an amount that reflects its share of the net assets of the subsidiary and includes goodwill on the acquisition.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

2.10 Intangible assets

Assets under concession agreements

Assets under concession agreements represent the costs of certain equipment and other assets which have been or have to be transferred to the concession grantor. The costs of mobile phone networks under concession agreements are amortised as expense on the straight-line method over a period of 10 years not exceeding the remaining concession period for the digital system and the straight-line method over a period of 10 years not exceeding June 2003 for the analogue system. The cost of Datanet tools and equipment under concession agreement is amortised as expense on the straight-line method over the period of 10 years not exceeding the remaining concession period.

In April 2002 the Company changed the estimated useful life of the costs of mobile phone networks under concession agreements for the analogue system to be a period of 10 years not exceeding September 2002 (See note 3).

Starting January 2001, the cost of pager network under concession agreement is amortised on the straight-line method over the remaining concession period until year 2002. Previously, the cost of pager network under concession agreement is amortised on the straight-line method over the remaining concession period until year 2005.

Deferred charges

Deferred charges represent commitment fees for long-term loans, costs of long-term leases of space for base stations, expenditures relating to the increase of power of electricity at base stations, cost of computer software, expenditures relating to the improvement project of mobile phone service network and license fees from the joint venture agreement between the subsidiary and the concession grantor. The following amortisation methods are used:

- Costs of long-term leases for base stations are amortised over the period of each lease agreement.
- Expenditures relating to the increase of power of electricity at base stations are amortised over the remaining period of the concession agreements.
- Cost of computer software is amortised over a period of five years.
- Expenditures relating to the improvement project of mobile phone service network are amortised over a period of five years.
- License fees are amortised over the period of 10 years not exceeding the remaining concession period.

Concession rights

The subsidiary's concession rights include the acquisition cost of certain rights and obligations to operate a PCN 1800 mobile phone system, the rights to use certain facilities and equipment, primarily the assignment of specific mobile frequency spectrums, and access to network roaming arrangements. These rights were acquired under an assignment agreement from TAC, a concessionaire operating a Cellular System Radio Telecommunication Services (mobile phone) concession from CAT.

Concession rights are amortised over the concession period being the period over which the subsidiary will derive economic benefits from the rights.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary undertaking at the date of acquisition. Goodwill on acquisitions of subsidiaries is reported in the consolidated balance sheet as an intangible asset and is amortised using the straight-line method over its estimated useful life, not exceeding 15 years.

At each balance sheet date the Group assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of goodwill is fully [illegible]. A write down is made if the carrying amount exceeds the recoverable amount.

2 Accounting policies (continued)

2.11 Property, plant and equipment

Property, plant and equipment are recorded at cost. Property, plant and equipment, except land which is considered to have an indefinite life, are stated in the balance sheet at historical cost less accumulated depreciation.

Depreciation is calculated on the straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

	Years
Buildings and improvements	5, 20
Leasehold building improvements	5, 10
Tools and equipment	3, 5
Furniture, fixtures and office equipment	2-5
Communication equipment for rental	3
Communication equipment for major corporate customer rental	Over period of rental agreement
Vehicles (including vehicles under finance leases)	5

The Group's policy is to review asset values annually and to adjust depreciation schedules to match estimated useful lives.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Estimated recoverable amount is the higher of the anticipated discounted cash flows from the continuing use of the asset and the amount obtainable from the sale of the asset less any costs of disposal.

Expenditure incurred for addition, renewal or betterment, which results in a substantial increase in an asset's current replacement value, is capitalised. Repair and maintenance costs are recognised as an expense when incurred.

Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining operating income.

2.12 Accounting for leases - where the Group is the lessee

Leases of property, plant or equipment which substantially transfer all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated to the principal and to the finance charges so as to achieve a constant rate on the finance balance outstanding. The outstanding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the statement of income over the lease period so as to achieve a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant or equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

Leases not transferring a significant portion of the risks and rewards of ownership to the lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of income on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

2 Accounting policies (continued)

2.13 Impairment of long-lived assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the assets exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there is separately identifiable cash flows.

2.14 Treasury stock

Where the Company or its subsidiaries purchases the Company's equity share capital, the consideration paid including any attributable incremental external costs net of income taxes is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

2.15 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

2.16 Revenue recognition

Sales is recognised upon delivery of products and customer acceptance.

Revenue from equipment rentals is recognised over the rental period and at the rate determined in the agreement.

Revenues from mobile phone, pager and call center services are recognised when services are rendered to customers.

Revenue from rendering voice/data communications via telephone line network services is recognised when service is rendered.

Interest income is recognised on an accrual basis unless collectibility is in doubt.

2.17 Advertising costs

Advertising costs are expensed in the financial period during which they are incurred.

2.18 Employee benefits

The Group operates a provident fund that is a defined contribution plan. The assets of which are held in a separate trust fund. The provident fund is funded by payments from employees and the relevant Group companies. Contributions to the provident fund are charged to the statement of income in the year to which they relate.

2.19 Income tax

The Group calculates income tax according to the Revenue Code and records income tax on the accrual basis. The group does not recognise income tax payable or receivable in future periods in respect of temporary differences.

2 Accounting policies (continued)

2.20 Earnings per share

Basic earnings per share is calculated by dividing the net profit for the year attributable to shareholders by the weighted average number of paid-up ordinary shares in issue during the year.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares which are the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of warrants is considered to have been received from the issue of shares at fair value. These represent warrants where the exercise price is less than the average market price of the Company's shares during the year ended 31 December 2003.

2.21 Dividends

Dividends are recorded in the Group's and Company's financial statements in the period in which they are approved by the Group's shareholders.

2.22 Segment reporting

The segmental reporting has been prepared based on the Group's method of internal reporting, which desegregates business by service or product.

2.23 Related parties

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the company and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

2.24 Credit risk

The Group has no significant concentrations of credit risks. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative conterparties and cash transactions are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

2.25 Presentation of comparative information

The comparative figures have been amended to conform with reclassification of some certain items in the financial statements for the year ended 31 December 2003.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

3 Change in accounting estimate

Previously, the Company amortised the cost of mobile phone networks under concession agreements for analogue system on a straight-line basis over a period of 10 years not exceeding year 2005.

During the second quarter of 2002, the Company's management has reviewed the economic useful life of such networks and revised the remaining useful life to be the period of 10 years not exceeding September 2002. These changes in useful life increased the amortisation charge for the year ended 31 December 2002 by Baht 322.56 million. The Company's management considers that this presents more fairly the economic substance and benefits expected to flow from the use of these assets under the terms of the concession agreement.

4 Cash and cash equivalents

	Consolidated		Company	
	2003 Million Baht	2002 Million Baht	2003 Million Baht	2002 Million Baht
Cash on hand	19.70	14.96	18.36	13.98
Baht deposits held at call with banks and fixed deposits with maturities of three months or less	8,203.77	3,665.24	1,047.68	1,296.97
Other currency deposits held at call with banks and fixed deposits with maturities of three months or less	413.37	388.34	413.37	384.49
Cash and cash equivalents	8,636.84	4,068.54	1,479.41	1,695.44

The interest rates of deposits held at call with banks were between 0.25% and 1.19% per annum (2002: 0.20% - 1.50% per annum).

Other currency deposits mainly represent 10.34 million US Dollars deposits (2002: 8.92 million US Dollars) on a consolidated basis and 10.34 million US Dollars deposits (2002: 8.83 million US Dollars) on a company basis. The Group holds US Dollars deposits to reduce currency exchange exposure arising on expected future payments denominated in US Dollars.

5 Short-term investments

Short-term investments mainly represent marketable securities and fixed deposits. At 31 December 2003, marketable securities represent investment in Shin Corporation's share of 4.39 million shares (2002: 4.60 million shares) and the closing price was Baht 38.75 per share (2002: Baht 10.10 per share). Fixed deposits bear interest at rates ranging from 0.50% - 1.00% per annum. (2002: 1.00% - 1.25% per annum)

Consolidated fixed deposits amounting to Baht 11.16 million (2002: Baht 13.84 million) have been pledged with a bank in respect of bank guarantees.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

6 Trade accounts receivable, net

	Consolidated		Company	
	2003	2002	2003	2002
	Million Baht	Million Baht	Million Baht	Million Baht
Trade accounts receivable:				
Third parties	3,989.24	6,579.18	2,199.93	3,821.72
Related parties (Note 31)	54.15	57.99	2,655.17	2,618.31
Accrued income	2,549.52	2,943.69	2,304.58	2,644.08
Gross trade accounts receivable	6,592.91	9,580.86	7,159.68	9,084.11
Less allowance for doubtful accounts of third parties	(1,134.07)	(2,342.18)	(978.60)	(1,303.60)
Trade accounts receivable, net	5,458.84	7,238.68	6,181.08	7,780.51

Outstanding trade accounts receivable from third parties can be aged as follows:

	Consolidated		Company	
	2003	2002	2003	2002
	Million Baht	Million Baht	Million Baht	Million Baht
Current - 3 months	6,236.99	7,716.44	4,240.38	5,677.27
Overdue 3 - 6 months	197.02	815.09	171.06	559.94
Overdue 6 - 12 months	70.36	897.76	65.70	203.09
Overdue over 12 months	34.39	93.58	27.37	25.50
Total	6,538.76	9,522.87	4,504.51	6,465.80
Less allowance for doubtful accounts of third parties	(1,134.07)	(2,342.18)	(978.60)	(1,303.60)
Trade accounts receivable - third parties, net	5,404.69	7,180.69	3,525.91	5,162.20

The directors are of the opinion that allowance for doubtful accounts of the Group and bank guarantees received from dealers by a subsidiary are sufficient to cover exposure to the bad debt risk.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Group's large number of customers. Due to this factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Group's trade accounts receivable.

7 Inventories, net

	Consolidated	
	2003	2002
	Million Baht	Million Baht
Finished goods	1,038.69	1,830.58
Supplies and spare parts	13.44	131.60
Total inventories	1,052.13	1,962.18
Less allowance for obsolete inventories and diminution in value of inventories	(25.29)	(0.97)
Inventories, net	1,026.84	1,961.21

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

8 Forward and swap contracts receivable, net

	Consolidated		Company	
	2003 Million Baht	2002 Million Baht	2003 Million Baht	2002 Million Baht
Contracts receivable	821.67	1,405.36	-	328.00
Contracts payable	(797.45)	(1,404.36)	-	(327.58)
	24.22	1.00	-	0.42
Less current portion of forward and swap contracts receivable/ (payable)	(16.15)	(1.00)	-	(0.42)
Long-term forward and swap contracts receivable, net	8.07	-	-	-

9 Other current assets

	Consolidated		Company	
	2003 Million Baht	2002 Million Baht	2003 Million Baht	2002 Million Baht
Other receivables	222.35	528.17	222.28	517.98
Prepaid expenses	1,532.74	1,126.95	1,501.14	1,097.27
Value added tax receivable, net	-	1,056.87	-	295.19
Others	55.17	42.43	12.42	16.68
Other current assets	1,810.26	2,754.42	1,735.84	1.927.12

10 Investments in subsidiaries, net

	Company	
	2003 Million Baht	2002 Million Baht
Opening net book value	26,988.57	25,957.72
Share of net profit of investments - equity method	3,923.84	1,520.26
Acquisitions	-	3,000.00
Dividend income from a subsidiary	(5,760.00)	(3,000.00)
Allowance for impairment of investment in subsidiary	-	(258.63)
Disposal of investment in a subsidiary (Note 30)	-	(230.78)
Closing net book value	25,152.41	26,988.57

On 29 August 2002, Shin Digital Company Limited, a subsidiary, registered with the Ministry of Commerce to change its name from "Shin Digital Company Limited" to "Advanced Contact Center Company Limited". The subsidiary is principally engaged in Call Center business.

On 12 September 2002, Advanced Paging Company Limited, a subsidiary, registered with the Ministry of Commerce to change its name to "Curtain Property Company Limited".

As at 30 June 2002, the Company provided Baht 258.63 million in respect of impairment in the carrying value of its investment in its subsidiary, Curtain Property Co., Ltd. The carrying value of the investment, before impairment, was Baht 452.63 million, Baht 258.63 million of which represents goodwill on paging business which has been fully provided for impairment as the subsidiary returned its paging business to TOT in June 2002.

On 16 September 2002, the Company sold 34,999,994 ordinary shares in Curtain Property Co., Ltd., its subsidiary, to third parties. The 34,999,994 shares represented 99.99% ownership in the subsidiary. The investment was sold at Baht 255.78 million, with a gain on sale of the investment of Baht 25.00 million being recognised in the statement of income for the year ended 31 December 2002. As a result, Curtain Property Co., Ltd. was no longer consolidated as a subsidiary (Note 30) from 16 September 2002.

During the third quarter of 2002, the Company paid for 300 million shares additional in Digital Phone Company Limited, a subsidiary, totalling Baht 3,000.00 million. The subsidiary registered the increase in its share capital of Baht 3,000.00 million with the Ministry of Commerce on 1 October 2002. The Company had 98.55% ownership in the subsidiary upon the completion of the transaction.

During the fourth quarter of 2002, Advanced Wireless Marketing Co., Ltd. ("AWM"), a subsidiary, transferred all of its operations, being the operations of distribution, servicing, marketing for mobile phone, refill cards for 1-2-Call, sim cards, and after sales services for mobile phones, to another subsidiary, Digital Phone Company Limited. AWM ceased substantially all operations in December 2002.

nvestments in subsidiaries, net (continued)

Company - 31 December 2003 and 2002

Subsidiaries	Nature of business	Country of incorporation	Nature of relationship	Paid-up capital (Million Baht)	Investment portion (%)	Cost (Million Baht)	Accumulated share of profit (loss) in subsidiaries (Million Baht)		Equity (Million Baht)		Dividend (Million Baht)	
							31 December 2003	31 December 2002	31 December 2003	31 December 2002	31 December 2003	31 December 2002
ed Wireless ɛting Co., Ltd. ırary ceased)	Importer and distributor of cellular phones, related accessories and cellular phone rental service provider	Thailand	Shareholder	240	99.99	600.00	8,542.40	8,521.35	382.40	6,121.35	(5,760.00)	(3,000.00)
ɛed Datanetwork nunications Co., Ltd.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	458	67.95	420.37	(79.85)	(79.49)	340.52	340.88	-	-
twork Solutions .td.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	1	49.00	8.00	13.59	8.93	21.59	16.93	-	-
ɛed Contact Center Ltd. (formerly "Shin tal Co., Ltd.")	Service provider of call center	Thailand	Shareholder	272	99.99	810.96	(740.47)	(767.79)	70.49	43.17	-	-
Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories ,cellular phone rental and service provider of digital mobile phone system in 1800 MHZ	Thailand	Shareholder	14,622	98.55	23,300.00	1,037.41	(2,833.76)	24,337.41	20,466.24	-	-
	Investments in subsidiaries, net					25,139.33	8,773.08	4,849.24	25,152.41	26,988.57	(5,760.00)	(3,000.00)

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Property, plant and equipment, net

	Consolidated (Million Baht)								
	Land	Buildings and improvements	Leasehold building improvements	Tools and equipment	Furniture, fixtures and office equipment	Communication equipment for rental	Vehicles	Assets under construction and installation	Total
At 31 December 2002									
Cost	-	320.24	340.64	12,163.85	1,186.57	21.94	146.48	294.00	14,473.72
<u>Less</u> accumulated depreciation/amortisation	-	(53.13)	(128.64)	(3,723.18)	(766.30)	(0.47)	(54.36)	-	(4,726.08)
Net book value	-	267.11	212.00	8,440.67	420.27	21.47	92.12	294.00	9,747.64
For the year ended 31 December 2003									
Opening net book value	-	267.11	212.00	8,440.67	420.27	21.47	92.12	294.00	9,747.64
Additions	5.20	73.38	53.02	5,419.85	138.93	11.26	39.93	398.85	6,140.42
Transfers in/(out), net	-	118.24	23.38	272.82	6.81	(0.08)	-	(421.17)	-
Disposals, net	-	(14.11)	(1.00)	(1.74)	(2.61)	(3.78)	(3.41)	-	(26.65)
Depreciation/amortisation charges	-	(48.27)	(72.22)	(3,403.94)	(174.17)	(13.22)	(29.42)	-	(3,741.24)
Closing net book value	5.20	396.35	215.18	10,727.66	389.23	15.65	99.22	271.68	12,120.17
At 31 December 2003									
Cost	5.20	470.59	416.16	17,850.13	1,311.72	25.89	174.18	271.68	20,525.55
<u>Less</u> accumulated depreciation/amortisation	-	(74.24)	(200.98)	(7,122.47)	(922.49)	(10.24)	(74.96)	-	(8,405.38)
Net book value	5.20	396.35	215.18	10,727.66	389.23	15.65	99.22	271.68	12,120.17

Additions include Baht 12.60 million (2002: Baht 437.10 million) and disposals include Baht 1.18 million (2002: Baht nil) assets leased under finance leases (where the Group is the lessee).

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Property, plant and equipment, net (continued)

	Company (Million Baht)						
	Buildings and improvements	Leasehold building improvements	Tools and equipment	Furniture, fixtures and office equipment	Vehicles	Assets under construction and installation	Total
At 31 December 2002							
Cost	271.87	340.64	12,078.69	724.89	132.06	200.77	13,748.92
Less accumulated depreciation	(33.64)	(128.64)	(3,675.03)	(468.04)	(45.12)	-	(4,350.47)
Net book value	238.23	212.00	8,403.66	256.85	86.94	200.77	9,398.45
For the year ended 31 December 2003							
Opening net book value	238.23	212.00	8,403.66	256.85	86.94	200.77	9,398.45
Additions	67.68	52.04	5,415.61	123.42	39.85	398.18	6,096.78
Transfers in/(out), net	26.30	22.10	272.82	6.05	-	(327.27)	-
Disposals, net	-	(1.00)	(0.80)	(1.27)	(2.12)	-	(5.19)
Depreciation charge	(34.01)	(71.67)	(3,393.02)	(106.04)	(27.64)	-	(3,632.38)
Closing net book value	298.20	213.47	10,698.27	279.01	97.03	271.68	11,857.66
At 31 December 2003							
Cost	365.85	413.00	17,761.87	842.18	166.84	271.68	19,821.42
Less accumulated depreciation	(67.65)	(199.53)	(7,063.60)	(563.17)	(69.81)	-	(7,963.76)
Net book value	298.20	213.47	10,698.27	279.01	97.03	271.68	11,857.66

Additions include Baht 12.60 million (2002: Baht 435.91 million) and disposals include Baht 1.18 million (2002: Baht nil) assets leased under finance leases (where the Company is the lessee).

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

11 Property, plant and equipment, net (continued)

As at 31 December 2003 and 2002, leased assets included above, where the Group and the Company is a lessee under a finance lease, comprise equipment and vehicles:

	Consolidated		Company	
	2003 Million Baht	2002 Million Baht	2003 Million Baht	2002 Million Baht
Cost - capitalised finance leases	524.33	592.45	455.79	444.38
Less accumulated depreciation	(179.43)	(142.89)	(127.25)	(37.57)
Net book value	344.90	449.56	328.54	406.81

Leased assets of Digital Phone Company Limited, a subsidiary, as at 31 December 2003 at a net book value of Baht 16.36 million (2002: Baht 42.70 million) are pledged for the subsidiary's finance lease liabilities of Baht 7.23 million (2002 : Baht 38.07 million) as mentioned in Note 16.

12 Assets under concession agreements, net

	Consolidated (Million Baht)		
	Cost of mobile phone networks	Cost of Datanet tools and equipment	Total
At 31 December 2002			
Cost	115,389.49	1,254.37	116,643.86
Less accumulated amortisation	(32,213.86)	(664.59)	(32,878.45)
allowance for asset impairment	(3,970.00)	-	(3,970.00)
Net book value	79,205.63	589.78	79,795.41
For the year ended 31 December 2003			
Opening net book value	79,205.63	589.78	79,795.41
Additions	10,059.41	92.82	10,152.23
Write-offs, net	(891.66)	-	(891.66)
Amortisation charge	(10,421.62)	(85.31)	(10,506.93)
Closing net book value	77,951.76	597.29	78,549.05
At 31 December 2003			
Cost	125,047.57	1,347.20	126,394.77
Less accumulated amortisation	(43,125.81)	(749.91)	(43,875.72)
allowance for asset impairment	(3,970.00)	-	(3,970.00)
Net book value	77,951.76	597.29	78,549.05

During the year 2003, Digital Phone Company Limited, a subsidiary, has written off assets pertaining to its mobile phone network operation in the amount of Baht 891.66 million. Those assets were no longer used in the operation and will not create future economic benefits to the subsidiary. Management has decided to write off the total amount of carrying value of the assets of Baht 891.66 million.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

12 Assets under concession agreements, net (continued)

	Company Cost of mobile phone networks Million Baht
At 31 December 2002	
Cost	101,553.42
Less accumulated amortisation	(29,737.24)
allowance for assets impairment	(3,970.00)
Net book value	67,846.18
For the year ended 31 December 2003	
Opening net book value	67,846.18
Additions	8,865.87
Amortisation charge	(8,908.84)
Closing net book value	67,803.21
At 31 December 2003	
Cost	110,419.29
Less accumulated amortisation	(38,646.08)
allowance for assets impairment	(3,970.00)
Net book value	67,803.21

13 Goodwill, net

	Consolidated Million Baht
At 31 December 2002	
Cost	14,398.91
Less accumulated amortisation	(1,894.25)
Net book value	12,504.66
For the year ended 31 December 2003	
Opening net book value	12,504.66
Amortisation charge	(1,166.91)
Closing net book value	11,337.75
At 31 December 2003	
Cost	14,398.91
Less accumulated amortisation	(3,061.16)
Net book value	11,337.75

14 Other assets, net

	Consolidated (Million Baht)	
	Concession rights	Deferred charges and others
At 31 December 2002		
Cost	6,992.90	1,068.28
Less accumulated amortisation	(2,122.50)	(282.64)
Net book value	4,870.40	785.64
For the year ended 31 December 2003		
Opening net book value	4,870.40	785.64
Additions	-	66.09
Write-offs, net	-	(165.43)
Amortisation charge	(454.82)	(63.34)
Closing net book value	4,415.58	622.96
At 31 December 2003		
Cost	6,992.90	930.22
Less accumulated amortisation	(2,577.32)	(307.26)
Net book value	4,415.58	622.96

	Company (Million Baht)		
	Deferred charges	Others	Total
At 31 December 2002			
Cost	594.05	192.01	786.06
Less accumulated amortisation	(158.00)	-	(158.00)
Net book value	436.05	192.01	628.06
For the year ended 31 December 2003			
Opening net book value	436.05	192.01	628.06
Additions	56.55	7.37	63.92
Write-off, net	(165.43)	-	(165.43)
Amortisation charge	(37.00)	-	(37.00)
Closing net book value	290.17	199.38	489.55
At 31 December 2003			
Cost	446.46	199.38	645.84
Less accumulated amortisation	(156.29)	-	(156.29)
Net book value	290.17	199.38	489.55

15 Trade accounts payable

	Consolidated		Company	
	2003 Million Baht	2002 Million Baht	2003 Million Baht	2002 Million Baht
Trade accounts payable				
Third parties	5,670.60	7,599.43	4,175.33	6,036.33
Related parties (Note 31)	43.42	49.96	278.78	67.54
Total trade accounts payable	5,714.02	7,649.39	4,454.11	6,103.87

16 Borrowings

Current and non-current borrowings

	Consolidated		Company	
	2003 Million Baht	2002 Million Baht	2003 Million Baht	2002 Million Baht
Current				
Short-term loans from financial institutions	60.00	30.00	-	-
Current portion of long-term borrowings	3,964.96	1,384.33	1,920.00	80.00
Current portion of long-term debentures, net	7,973.32	6,970.45	7,973.32	6,970.45
Current portion of finance lease liabilities	140.96	146.67	133.73	111.06
Total short-term borrowings	12,139.24	8,531.45	10,027.05	7,161.51
Non-current				
Long-term borrowings	997.47	5,582.98	-	1,920.00
Long-term debentures, net	29,391.46	37,406.80	29,391.46	37,406.80
Finance lease liabilities	117.25	242.82	117.25	240.36
Total long-term borrowings	30,506.18	43,232.60	29,508.71	39,567.16
Total borrowings	42,645.42	51,764.05	39,535.76	46,728.67

Movement of borrowings

The movements in the above borrowings can be analysed as follows:

	Consolidated Million Baht	Company Million Baht
For the year ended 31 December 2003		
Opening net book value	51,764.05	46,728.67
Additions	3,985.86	12.60
Repayments and redemption	(13,176.53)	(7,243.03)
Amortisation of bond issuing cost	37.52	37.52
Loss on exchange rate	34.52	-
Closing net book value	42,645.42	39,535.76

Maturity of borrowings

Maturity of long-term borrowings, long-term debentures and finance lease liabilities (including current portion of long-term borrowings, debentures and finance lease liablilities) as at 31 December 2003 are as follows:

	Consolidated		Company	
	Borrowings Million Baht	Finance lease Million Baht	Borrowings Million Baht	Finance lease Million Baht
2004	11,938.27	140.96	9,893.32	133.73
2005	4,973.17	96.23	3,975.69	96.23
2006	14,226.05	7.76	14,226.05	7.76
2007	6,493.92	4.65	6,493.92	4.65
2008	1,496.95	8.61	1,496.95	8.61
2009	3,198.85	-	3,198.85	-
	42,327.21	258.21	39,284.78	250.98

16 Borrowings (continued)

Interest rate

The interest rate exposure of the borrowings, before taking into account of interest rate swaps, of the Group and the Company was as follows:

	Consolidated		Company	
	2003 Million Baht	2002 Million Baht	2003 Million Baht	2002 Million Baht
Total borrowings:				
- at fixed rates	37,360.60	42,312.24	35,048.38	42,244.16
- at floating rates	5,284.82	9,451.81	4,487.38	4,484.51
	42,645.42	51,764.05	39,535.76	46,728.67
Weighted average interest rates:				
- short-term loans from financial institutions	2.24%	3.00%	-	-
- long-term borrowings	3.15%	4.27%	3.00%	3.00%
- long-term debentures	4.95%	5.20%	4.95%	5.20%
- finance lease liabilities	5.50%	5.29%	5.47%	5.21%

Short-term loans from financial institutions

As at 31 December 2003, short-term loans from financial institutions represent unsecured promissory notes with maturities of less than one year.

Long-term borrowings

As at 31 December 2003, the Company had long-term loan from banks denominated in Thai Baht in the amount of Baht 1,920.00 million (2002 : Baht 2,000.00 million). The loan bears interest at a fixed rate of 3.00 % per annum (2002 : 3.00% per annum). According to the agreement, the Company has to comply with certain restrictions and maintain certain financial ratios.

As at 31 December 2002, a subsidiary, Digital Phone Company Limited, has a syndicated US Dollars loan of 16.00 million bearing interest at LIBOR plus a margin as agreed by the subsidiary and banks and Baht loans of Baht 4,124.44 million bearing interest at TBBR (the higher of Baht fixed or fixed deposit rate) plus a margin as agreed by the subsidiary and the banks. The loans are not secured.

During the second quarter of 2003, Digital Phone Company Limited, a subsidiary, re-packaged its syndicated loan by changing nominal currency, reducing interest rate and changing loan conditions such that as at 31 December 2003, Digital Phone Company Limited, has an unsecured syndicated Japanese Yen loan of 2,231.25 million, bearing interest at JPY LIBOR plus a margin of 1.20% per annum and Baht loan of Baht 2,160 million, bearing interest at a fixed interest rate of 3.25% per annum, payable on a semi-annual basis commencing from the issuing date. The syndicated loan will be redeemed by 4 equal installments, commencing the sixth month after the dates of drawing until 28 April 2005. Under the agreement of the syndicated loans the subsidiary has to comply with certain restrictions and maintain certain financial ratios.

6 **Borrowings** (continued)

Long-term debentures, net

As at 31 December 2003, long-term debentures represent unsubordinated and unsrecured debentures with a par value of Baht 1,000 each and are detailed as follows.

Issue date	No. of units (Million units)	Amount (Million Baht)	Interest rate	Term of interest payment	Repayment term	Balance as at 31 December 2003 Million Baht	Balance as at 31 December 2002 Million Baht
20/03/2000	8.0	8,000	6.50%	Semi-annual	4 equal installments commencing in the eighteenth month after the issuing date until 20 March 2003	-	2,000.00
31/03/2000	2.0	2,000	6.25%	Quarterly	Entirely redeemed on 31 March 2003	-	2,000.00
23/03/2001	12.0	12,000	5.30%	Semi-annual	8 equal installments commencing in the eighteenth month after the issuing date until 20 March 2006	7,500.00	10,500.00
28/11/2001	5.0	5,000	4.70%	Semi-annual	Entirely redeemed on 28 November 2004	5,000.00	5,000.00
28/11/2001	10.0	10,000	5.85%	Quarterly	Entirely redeemed on 28 November 2006	10,000.00	10,000.00
21/03/2002	2.5	2,500	6.25%	Semi-annual	Entirely redeemed on 21 March 2009*	2,450.00	2,500.00
21/03/2002	4.5	4,500	Average highest 6 months of fixed deposit plus margin 2.10%	Semi-annual	6 equal installments commencing in the fifty – four month after the issuing date until 21 March 2009	4,500.00	4,500.00
21/03/2002	3.0	3,000	5.25%	Quarterly	Entirely redeemed on 21 March 2007	3,000.00	3,000.00
21/10/2002	5.0	5,000	3.65%	Semi-annual	5 equal installments commencing on 21 October 2005 until 21 October 2007	5,000.00	5,000.00
					Total debentures	37,450.00	44,500.00
					Less bond issuing cost balance at 31 December	(85.22)	(122.75)
					Total debentures, net	37,364.78	44,377.25

* On 18 November 2003, the Company partly redeemed 50,000 units of Baht 1,000 each of debentures which were issued on 21 March 2002 bearing interest at a fixed rate of 6.25% per annum amounting to Baht 50.00 million. The premium cost of early redemption of these debentures amounting to Baht 4.11 million was charged to the income statement.

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

16 Borrowings (continued)

Financial lease liabilities

As at 31 December 2003, the subsidiary's finance lease liabilities of Baht 7.23 million (2002: Baht 38.07 million) are collateralized by the underlying leased assets as mentioned in Note 11.

Finance lease liabilities – minimum lease payments:

	Consolidated		Company	
	2003 Million Baht	2002 Million Baht	2003 Million Baht	2002 Million Baht
Not later than 1 year	140.96	146.67	133.73	111.06
Later than 1 year but not later than 5 years	117.25	242.82	117.25	240.36
Total	258.21	389.49	250.98	351.42

17 Other current liabilities

	Consolidated		Company	
	2003 Million Baht	2002 Million Baht	2003 Million Baht	2002 Million Baht
Income tax payable	3,438.78	3,665.63	3,019.56	2,808.21
Unearned income	4,019.93	2,304.30	4,239.71	2,986.18
Accrued bonus	345.20	456.10	292.07	388.77
Accrued interest expense	325.77	412.01	308.67	407.27
Value added tax payable, net	287.41	-	212.74	-
Other payables	415.10	223.00	339.45	156.30
Other current liabilities	680.07	908.25	476.82	511.83
Total other current liabilities	9,512.26	7,969.29	8,889.02	7,258.56

18 Concession right payable

Concession right payable comprises fees payable by Digital Phone Company Limited, a subsidiary, in respect of its acquisition of concession rights from the previous concession owner. As at 31 December 2003, the subsidiary has concession rights payable and accrued interest to Total Access Communications Public Company Limited ("TAC") of Baht 4,373.06 million (2002: Baht 4,065.63 million). Under the terms of the agreement, the exchange rate used for payments is fixed at 38.57 Baht per US dollar. In the event of non-payment, TAC is entitled to revoke the concession right. Since September 2002, the subsidiary has not paid concession fee payable to TAC which was due on 30 September 2002. The subsidiary is negotiating to reduce the concession right payable and interest payable. In 2003, TAC submitted the case to the Arbitration Institute for settlement. The subsidiary has engaged legal advisors and submitted its case to the Arbitration Institute for settlement. The arbitration process is not completed in this year end. The interest rate exposure on the concession right payable is fixed at a rate of 9.50% per annum. These financial statements include full recognition of the concession payable and outstanding interest thereon.

19 Share capital and premium

Movement of share capital and premium for the years ended 31 December 2003 and 2002 :

	Number of shares Million shares	Ordinary shares Million Baht	Share premium Million Baht	Total Million Baht
As at 1 January 2002	2,935.00	2,935.00	20,004.00	22,939.00
Issue of shares	-	-	-	-
As at 31 December 2002	2,935.00	2,935.00	20,004.00	22,939.00
Issue of shares	3.52	3.52	165.28	168.80
As at 31 December 2003	2,938.52	2,938.52	20,169.28	23,107.80

As at 31 December 2003 the total authorised number of ordinary shares is 2,938.52 million shares (2002: 2,935.00 million shares) with a par value of Baht 1 per share (2002: Baht 1 per share). All issued shares are fully paid.

Warrants granted to directors and employees

Movements in the number of warrants outstanding are as follows:

	Directors Million units	Employees Million units	Total Million units
For the year ended 31 December 2003			
Beginning balance	1.47	12.53	14.00
Granted	0.61	7.86	8.47
Exercised	(0.49)	(3.56)	(4.05)
Closing balance	1.59	16.83	18.42

Issuance of warrant grant I

On 27 March 2002, the Company granted 14.00 million units of warrants at Baht nil per unit, or equivalent to 0.48% of the Company's total paid-up share capital (before dilution) to directors and employees. The exercise ratio of warrant to purchase the Company's share is 1:1. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The Security and Exchange Commission of Thailand approved this offer on 13 March 2002. The exercise price is set at Baht 48 per unit, which was the share closing price as of 26 March 2002.

Issuance of warrant grant II

At the Annual General Meeting of the Company's shareholders held on 29 April 2003, the shareholders passed a resolution to approve additional issuance of warrants of 8.47 million unit at Baht nil per unit, or equivalent to 0.29% of the Company's total paid-up share capital (before dilution) to directors and employees. The exercise ratio of warrant to purchase the Company's share is 1:1. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The Security and Exchange Commission of Thailand approved this offer on 27 May 2003, and the warrants were granted on 30 May 2003. The exercise price is set at Baht 43.38 per unit, which was the weighted average closing price for 30 days prior to 29 April 2003.

The adjustment to exercise price and exercise ratio of warrant grant I and grant II

At the Board of Directors' meeting held on 7 August 2003, the Board passed a resolution to approve the adjustments of exercise prices of warrants grant I and grant II from Baht 48.00 per unit to Baht 47.73 per unit and from Baht 43.38 per unit to Baht 43.14 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1:1 to 1:1.00559 for both grant I and grant II. The new exercise price and

19 Share capital and premium (continued)

Warrants granted to directors and employees (continued)

Exercised warrants

During the year ended 31 December 2003, a total of 4.05 million units, being 0.49 million and 3.56 million units, were exercised by the Company's directors and employees, respectively. Exercised 3.52 million units of warrants increased paid-up share capital and premium on share capital by Baht 3.52 million and Baht 165.28 million, respectively. The Company registered the increase in share capital with the Ministry of Commerce during this period.

The Company registered the increase in share capital from the remaining exercised warrants of 0.53 million units on 5 January 2004 (Note 35).

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders.

20 Legal reserve

The legal reserve of the Company was established in accordance with the provisions of the Public Company Limited Act B.E. 2535, which requires the appropriation as legal reserve of at least 5% of net income for the year until the reserve reached 10% of the authorised share capital. This reserve is not available for dividend distribution.

21 Treasury stock

At the Board of Directors' meeting held on 14 November 2002, the Board passed a resolution to approve a repurchase of the Company's shares within stipulated conditions in an amount not exceeding 90 million shares or equivalent to 3.07% of total issued shares. The objective of the treasury stock is to increase value added per share.

During the year ended 31 December 2003, the Company repurchased 0.38 million shares (2002: 2.16 million shares) at an average price of Baht 33.07 per share (2002: Baht 32.67 per share) being a total of Baht 12.47 million (2002: Baht 70.66 million).

22 Other operating income

	Consolidated		Company	
	2003 Million Baht	2002 Million Baht	2003 Million Baht	2002 Million Baht
Interest income	91.09	205.04	56.33	115.49
Amortisation of forward contracts discount	27.74	111.59	2.34	80.62
Bad debt recovery	331.26	259.82	273.92	218.08
Marketing support	15.94	124.28	-	-
Gains on sale of investment (Note 30)	-	25.00	-	25.00
Unrealised gain on change in value of investment	125.77	-	-	-
Others	343.95	389.23	266.06	228.75
Total other operating income	935.75	1,114.96	598.65	667.94

23 Directors' remuneration

During the year ended 31 December 2003 the remuneration of the directors amounted to Baht 3.72 million (2002 : Baht 3.81 million), which did not exceed amounts which had been approved by the annual general meetings of the shareholders of the Company and its subsidiaries. Directors' remuneration represents

24 Operating profit

The following expenditures, classified by nature, have been charged in arriving at operating profit:

	Consolidated		Company	
	2003 Million Baht	2002 Million Baht	2003 Million Baht	2002 Million Baht
Depreciation on property, plant and equipment (Note 11)	3,741.24	1,725.33	3,632.38	1,576.81
Amortisation of intangible assets:				
- Assets under concession agreements (Note 12)	10,506.93	8,528.75	8,908.84	7,349.23
- Positive goodwill (Note 13)	1,166.91	1,206.79	-	-
- Deferred charges (Note 14)	63.34	78.30	37.00	38.28
- Concession right(Note 14)	454.82	454.82	-	-
Loss on obsolete spare parts for mobile phone network maintenance	545.01	-	413.85	-
Loss on write-off of assets under concession agreements (Note 12)	891.66	-	-	-
Loss on write-off deferred charges (Note14)	165.43	-	165.43	-
Doubtful accounts and bad debts	2,271.88	4,251.89	1,858.95	2,858.37
Staff costs	2,149.31	2,150.49	1,606.71	1,614.76
Weighted average number of staff (Persons)	4,760	4,942	3,354	3,279

25 Earnings per share

	Consolidated		Company	
	2003	2002	2003	2002
Basic earnings per share (Baht)				
Net profit attributable to shareholders (Million Baht)	18,529.02	11,430.30	18,529.02	11,430.30
Weighted average number of paid-up ordinary share in issue during the year (Million shares)	2,934	2,935	2,934	2,935
Basic earnings per share (Baht)	6.32	3.89	6.32	3.89
Diluted earnings per share (Baht)				
Effect of dilutive potential ordinary shares (Million shares)	2	-	2	-
Weighted average number of ordinary shares for diluted earnings per share (Million shares)	2,936	2,935	2,936	2,935
Diluted earnings per share (Baht)	6.31	3.89	6.31	3.89

26 Dividend paid

At the annual ordinary shareholders' meeting on 29 April 2003, it was approved to declare a dividend for 2,935 million shares of Baht 1.55 each, totalling Baht 4,549.25 million. Dividends of Baht 4,541.13 million was paid to the shareholders on 23 May 2003. The remaining amount of Baht 8.12 million pertained to shareholders that were not entitled to receive the dividend and thus the Company did not pay such amount.

26 Dividend paid (continued)

At the board of directors' meeting on 7 August 2003, it was approved to declare an interim dividend for the first half year 2003 for 2,935 million shares of Baht 2 each, totalling Baht 5,869.01 million. Dividends of Baht 5,868.84 million was paid to the shareholders on 4 September 2003. The remaining amount of Baht 0.17 million pertained to shareholders that were not entitled to receive the dividend and thus the Company did not pay such amount.

27 Provident fund

The Group has established a contributory registered provident fund in accordance with the Provident Fund Act B.E. 2530. The registered provident fund plan was approved by the Ministry of Finance on 23 July 1990 and subsequently amended the provident fund's name on 21 January 1993.

Under the plan, the employees must contribute 3% - 7% of their basic salaries, to be matched by the Group. The Group appointed a fund manager to manage the fund in accordance with the terms and conditions prescribed in the Ministerial Regulation No. 2 (B.E. 2532) issued under the Provident Fund Act B.E. 2530.

28 Financial instruments

The principal financial risks faced by the Group are interest rate risk and currency exchange risk. The Group borrows at both fixed and floating rates of interest to finance its operations. Purchases are mainly made in foreign currencies.

The Group, in terms of the approved policy limit of Shin Corporation Public Company Limited, enters into various types of foreign exchange contracts to hedge transaction risk both for short-term and long-term currency exposures. Short-term foreign currency exposures relate to trade imports, short-term foreign borrowings and interest flows on long-term borrowings. Long-term foreign currency exposure relates to long-term foreign borrowings. The currency exchange risks of the Group occurs in various currency combinations, but mostly in United States Dollars and Japanese Yen because the Group involves in transactions in different countries.

The Group hedging policy is to hedge currency risk, mostly based on the net exposure and the structure of its revenues. The Group focuses more on hedging when the revenues are received in local currency whereas it will do less when the revenues are received in foreign currency as such income can reduce risks from the foreign currency obligations. The management regularly analyses interest rate and currency exposures and re-evaluates forex management strategies. Trading for speculative purposes is prohibited.

Objectives and significant terms and conditions

To manage the risks arising from fluctuations in currency exchange and interest rates, the Group makes use of the following derivative financial instruments:

Interest rate swaps

The Company has entered into interest rate swap contracts to alter the interest rate for long-term debenture that entitle it to obtain interest at fixed rates on the notional principal amount of long-term debenture and under which it is obliged to pay interest at floating rates plus margins on the same amounts. The floating rates are calculated by reference to the average of interest rates on 3-month on the THBFIX page of Reuters.

28 Financial instruments (continued)

Interest rate swaps (continued)

The remaining terms and notional principal amounts of the outstanding interest rate swap contracts at 31 December 2003 and 2002 were:

	Consolidated		Company	
	2003 Million Baht	2002 Million Baht	2003 Million Baht	2002 Million Baht
Later than 1 year and not later than 5 years	2,000.00	-	2,000.00	-
	2,000.00	-	2,000.00	-

To better manage interest rate risk, the Company terminated all interest rate swap contracts in January 2004 for the notional principal amounts of Baht 2,000.00 million. On termination, the Company realized a net gain of Baht 45.00 million in January 2004.

Interest rate cap

The Group has entered into an interest rate cap agreement which in future years will reduce the exposure of the Group to any potential increases in interest rates on floating rate borrowings. The floating rate is linked to LIBOR. As at 31 December 2002, the Group had an outstanding interest rate cap agreement with a total notional principal amount of USD 12 million (2003: None).

The remaining terms and notional principal amount of the outstanding interest rate cap agreement at 31 December 2003 and 2002 were :

	Consolidated		Company	
	2003 Million Baht	2002 Million Baht	2003 Million Baht	2002 Million Baht
Later than 1 year and not later than 5 years	-	519.65	-	-
	-	519.65	-	-

Forward foreign exchange contracts

Forward foreign exchange contracts are entered into to manage exposure to fluctuations in foreign currency exchange rates on specific transactions.

The amounts to be paid and received and contractual exchange rates of the outstanding contracts at 31 December 2003 and 2002 were:

	Consolidated		Company	
	2003 Million Baht	2002 Million Baht	2003 Million Baht	2002 Million Baht
The amounts to be paid				
USD 5 million (Baht 43.03/US$)	-	215.14	-	-
	-	215.14	-	-
The amounts to be received				
USD 7.61 million (Baht 43.03 - Baht 43.12/US$)	-	-	-	327.58
USD 32.61million (Baht 43.02 - Baht 43.16/US$)	-	1,404.36	-	-
	-	1,404.36	-	327.58

28 Financial instruments (continued)

Forward foreign exchange contracts (continued)

On 7 January 2003, Advanced Wireless Marketing, a subsidiary, unwound forward contract receivables and payables in the amounts of USD 5.00 million and USD 5.00 million, respectively. The purpose of unwinding the contracts was the cessation of its operations as mentioned in Note 10.

Cross currency swap

Cross currency swap contracts are entered into to manage exposure to fluctuations in foreign currency exchange rates and interest rates on specific transactions.

On 30 April 2003, Digital Phone Co., Ltd, a subsidiary, entered into a cross currency swap contract to manage exposure to fluctuations in foreign currency exchange rates of its foreign loan for the period of 2 years in the amount of Japanese Yen 2,975.00 million as mentioned in Note 16 and its interest payable in Japanese Yen at floating rate. The subsidiary is entitled to receive interest in Japanese Yen at floating rate on the Japanese Yen notional principles and is obliged to pay interest at the fixed rate on its Thai Baht notional principles. As at 31 December 2003, the fixed rate is 3.25% per annum and the floating rate linked to Japanese LIBOR plus 1.20% per annum.

As at 31 December 2003 and 2002, the outstanding cross currency swap contract was:

	Consolidated		Company	
	2003 Million Baht	2002 Million Baht	2003 Million Baht	2002 Million Baht
Within 1 year :				
JPY 1,487.50 million (Baht 0.3574/JPY and interest 3.25 %)	531.63	-	-	-
Over 1 year and not later than 5 years :				
JPY 743.75 million (Baht 0.3574/JPY and interest 3.25 %)	265.82	-	-	-
	797.45	-	-	-

Credit risk

The management are of the opinion that the Company and the Group have no significant concentration of credit risk. Cash and cash equivalents and short-term investments are placed with substantial financial institutions.

Fair values

The carrying amounts of cash and cash equivalents, short-term investment, receivables, related party receivables and payables, accounts payable and short-term borrowings approximate their fair value due to the short maturities of these instruments.

The net fair values of the derivative financial instruments at 31 December 2003 are:

	Consolidated Million Baht	Company Million Baht
Favourable cross currency swap	19.44	-
Favourable interest rate swap	45.72	45.72

The fair values of cross currency swap and interest rate swap contracts have been calculated using quoted market price rates to terminate the contracts at the balance sheet date.

28 Financial instruments (continued)

Fair values (continued)

Fair values of traded debentures have been determined based on quoted selling prices from The Thai Bond Dealing Center at the close of the business on the balance sheet date. Fair values for non-traded debentures are based on discounted cash flows using a discounted rate based upon the borrowing rate which the directors expect would be available to the Group and the Company at the balance sheet date.

The carrying amounts and fair values of long-term debentures are as follows:

	Consolidated		Company	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Long-term debentures (Note 16)	37,450.00	38,646.09	37,450.00	38,646.09

The fair values of the remaining long-term borrowings (excluding obligations under finance leases and long-term debentures) approximate their carrying amounts as at 31 December 2003.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

29 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the years ended 31 December 2003 and 2002 :

		Consolidated		Company	
	Notes	2003 Million Baht	2002 Million Baht	2003 Million Baht	2002 Million Baht
Cash flows from operating activities:					
Net profit		18,529.02	11,430.30	18,529.02	11,430.30
Adjusted by:					
Depreciation	11	3,741.24	1,725.33	3,632.38	1,576.81
Amortisation of assets under concession agreements	12	10,506.93	8,528.75	8,908.84	7,349.23
Amortisation of concession right	14	454.82	454.82	-	-
Amortisation of deferred charges	14	63.34	78.30	37.00	38.28
Loss on write-off assets under concession agreements	12	891.66	-	-	-
Doubtful accounts and bad debts		2,271.88	4,251.89	1,858.95	2,858.37
Loss (reversal) on obsolete inventories and diminution in value of finished goods		28.02	(281.98)	-	-
Loss on obsolete spare parts for mobile phone network maintenance		545.01	-	413.86	-
Amortisation of forward and swap premiums		3.83	115.39	3.83	36.28
(Gain) loss on disposals of property, plant and equipment		(2.40)	(10.88)	(0.16)	2.04
Loss on damaged of property, plant and equipment		-	28.92	-	-
Loss on write-off deferred charges	14	165.43	-	165.43	-
Loss on write-off intangible assets		-	9.09	-	-
Loss on write-off property, plant and equipment		15.98	24.51	0.69	16.96
Unrealised loss on foreign exchange rate		19.34	18.35	7.02	2.00
Realised gain on foreign exchange rate for loans		(12.12)	(9.59)	-	-
Unrealised gain on changes in value of investment		(125.77)	-	-	-
Amortisation of goodwill	13	1,166.91	1,206.79	-	-
Impairment loss on goodwill of investment in a subsidiary		-	258.63	-	258.63
Gain on disposal of investment in a subsidiary		-	(25.00)	-	(25.00)
Amortisation of bond issuing cost	16	37.52	43.41	37.52	43.41
Share of net profit in subsidiaries	10	-	-	(3,923.84)	(1,520.42)
Share of net profit (loss) from subsidiaries to minority interests		84.04	(15.36)	-	-
Net profit before changes in operating assets and liabilities		38,384.68	27,831.67	29,670.54	22,066.89

29 Cash flows from operating activities (continued)

	Consolidated		Company	
	2003 Million Baht	2002 Million Baht	2003 Million Baht	2002 Million Baht
Net profit before changes in operating assets and liabilities	38,384.68	27,831.67	29,670.54	22,066.89
Changes in operating assets and liabilities				
- Trade accounts receivable	(486.21)	(3,741.52)	(253.68)	(3,988.74)
- Amounts due from related parties	3.08	(1.90)	90.00	(89.78)
- Forward and swap contracts receivable	(23.22)	(1.00)	0.42	18.36
- Inventories	906.35	559.55	-	-
- Spare part inventories for mobile network maintenance	(137.04)	(402.30)	(139.30)	(356.75)
- Other current assets	938.00	(723.56)	185.10	(501.95)
- Other assets	(66.08)	(283.08)	(63.92)	(208.04)
- Trade accounts payable	(694.67)	(1,581.14)	(864.60)	248.65
- Amounts due to related parties	188.69	98.32	103.10	(228.22)
- Forward and swap contracts payable	-	(3.66)	-	-
- Concession right payable, accrued concession fee and excise tax	(337.46)	942.69	(771.55)	404.87
- Deposits from customers	(31.86)	(2,509.40)	(22.23)	(2,935.97)
- Other current liabilities	1,733.91	1,853.28	1,655.03	2,571.66
Cash flows from operating activities	40,378.17	22,037.95	29,588.91	17,000.98

30 Disposal of a subsidiary

On 16 September 2002, the Company disposed of its subsidiary, Curtain Property Co., Ltd., (formerly "Advanced Paging Co., Ltd."). The fair value of assets and liabilities of the subsidiary were as follows:

	Million Baht
Cash and cash equivalents	210.07
Other current assets	14.05
Equipment, net	10.83
Other assets	15.21
Trade accounts payable	(1.37)
Deposits from customers	(4.41)
Other current liabilities	(13.60)
Net assets of the investment sold	230.78
Less Proceeds from sale of investment	(235.73)
Account receivable from sale of investment	(20.05)
Gain on disposal	(25.00)
Proceed from sale of investment	235.73
Less Cash and cash equivalents in subsidiary sold	(210.07)
Net cash inflow from sale of investment	25.66

The operating result of the subsidiary up to the disposal date is shown in note 34.

31 Related party transactions

Shin Corporation Public Company Limited is a major shareholder, holding 43.00% (2002 : 43.06%) of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder holding 19.33% (2002 : 19.35%) of the share capital of the Company.

The principal shareholder of the Company's major shareholder is the Shinawatra family. Transactions related to companies in which the Shinawatra family are the principal shareholders or directors are recognised as related parties to the Company.

During the year the Group has entered into a number of transactions with related parties, the terms of which are negotiated on arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury management fees which are included in consulting and management service fees are charged on a percentage of transaction amount. The Group uses external appraisers to evaluate property rental rate in the case that market rates are not available.

The following transactions were carried out with related parties:

a) Sales of goods and services

	Consolidated		Company	
	2003 Million Baht	2002 Million Baht	2003 Million Baht	2002 Million Baht
Service income				
Subsidiaries	-	-	390.87	1,053.17
Shin Corporation and its related parties	96.85	89.54	27.56	8.29
Related party of SingTel Strategic Investments Pte Ltd.	155.79	159.79	155.79	159.79
Total service income	252.64	249.33	574.22	1,221.25
Sales of prepaid cards				
Subsidiary	-	-	37,801.33	20,364.35
Interest income				
Subsidiary	-	-	0.11	0.22

b) Purchases of services

	Consolidated		Company	
	2003 Million Baht	2002 Million Baht	2003 Million Baht	2002 Million Baht
Rental and other service expenses				
Subsidiaries	-	-	3,171.75	415.93
Shin Corporation and its related parties	799.23	798.51	761.58	691.68
Related party of SingTel Strategic Investments Pte Ltd.	28.16	21.94	28.16	21.94
Total rental and other service expenses	827.39	820.45	3,961.49	1,129.55
Advertising expense – net*				
Shin Corporation and its related parties (Advertising expense – gross** - Consolidated 2003 : 2,029.66 Million Baht; 2002 : 1,984.54 Million Baht - Company 2003 : 1,913.73 Million Baht; 2002 : 1,650.49 Million Baht	685.32	117.95	658.09	16.98
Total advertising expenses	685.32	117.95	658.09	16.98

* Net balance represents fees charged on advertising production and the gross margin of media work at advertising agency.
** Gross balance represents total advertising expense charged to the Group and the Company. The Group records such expense on a gross in the statements of income.

Promotion expense				
Subsidiaries	-	-	54.69	908.18

31 Related party transactions (continued)

b) Purchases of services (continued)

	Consolidated		Company	
	2003 Million Baht	2002 Million Baht	2003 Million Baht	2002 Million Baht
Consulting and management fees				
Shin Corporation and its related parties	293.11	308.84	256.81	273.00
Interest expense				
Subsidiaries	-	-	34.91	16.95
Major shareholder of Shin Corporation	0.54	4.49	0.54	4.49
Directors of related parties	1.76	2.53	1.76	2.53
Total interest expense	2.30	7.02	37.21	23.97

c) Dividend paid

	Consolidated		Company	
	2003 Million Baht	2002 Million Baht	2003 Million Baht	2002 Million Baht
Dividend paid				
Shin Corporation and its related parties	4,486.18	505.48	4,486.18	505.48
Related party of SingTel Strategic Investment Pte Ltd.	2,016.40	227.20	2,016.40	227.20
Total dividend paid	6,502.58	732.68	6,502.58	732.68

d) Purchases of property, equipment, computer software and cost of mobile phone network

	Consolidated		Company	
	2003 Million Baht	2002 Million Baht	2003 Million Baht	2002 Million Baht
Subsidiaries	-	-	28.44	12.06
Shin Corporation and its related parties	147.63	159.49	147.63	151.01
	147.63	159.49	176.07	163.07

e) Outstanding balance arising from short-term investments, sales/purchases of goods/services and loan to/from related parties

	Consolidated		Company	
	2003 Million Baht	2002 Million Baht	2003 Million Baht	2002 Million Baht
Short-term investments				
Shin Corporation (Note 5)	170.11	46.46	-	-
Trade accounts receivable				
Subsidiaries	-	-	2,608.31	2,576.56
Shin Corporation and its related parties	10.05	16.75	2.76	0.51
Related party of SingTel Strategic Investments Pte Ltd.	44.10	41.24	44.10	41.24
Total trade accounts receivable	54.15	57.99	2,655.17	2,618.31
Amounts due from related parties				
Subsidiaries	-	-	31.43	120.61
Shin Corporation and its related parties	1.36	4.45	(0.17)	0.66
Total amounts due from related parties	1.36	4.45	31.26	121.27

31 **Related party transactions** (continued)

e) **Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties** (continued)

	Consolidated		Company	
	2003	2002	2003	2002
	Million Baht	Million Baht	Million Baht	Million Baht
Loan to a subsidiary				
Subsidiary	-	-	-	28.00

Short-term loan to a subsidiary represents a promissory note, bearing interest at the rate of 2.1 % per annum. Repayment is at call. The loan was fully repaid during the quarter ended 31 March 2003.

	Consolidated		Company	
	2003	2002	2003	2002
	Million Baht	Million Baht	Million Baht	Million Baht
Trade accounts payable				
Subsidiaries	-	-	238.03	20.88
Shin Corporation and its related parties	36.15	44.95	33.48	41.65
Related party of SingTel Strategic Investments Pte Ltd.	7.27	5.01	7.27	5.01
Total trade accounts payable	43.42	49.96	278.78	67.54
Amounts due to related parties				
Subsidiaries	-	-	69.10	149.74
Shin Corporation and its related parties	617.22	426.90	576.00	390.63
Related party of SingTel Strategic Investments Pte Ltd.	9.81	11.44	9.81	11.44
Total amounts due to related parties	627.03	438.34	654.91	551.81
Short-term loans from related parties				
Subsidiary	-	-	500.00	4,000.00

As at 31 December 2003, short-term loans from a subsidiary represents a promissory note, bearing interest at the rate of 3.25% per annum (2002: 1.75% per annum). Repayment is at call (2002: paid during the quarter ended 31 March 2003).

	Consolidated		Company	
	2003	2002	2003	2002
	Million Baht	Million Baht	Million Baht	Million Baht
Long-term debentures				
Major shareholder of Shin Corporation	10.00	10.00	10.00	10.00
Directors of the Company and its related parties	32.00	35.75	32.00	35.75
Total long-term debentures	42.00	45.75	42.00	45.75

31 Related party transactions (continued)

f) Commitments with related parties

The Group has entered into lease and related service agreements for office space, cars, and base stations for periods ranging from 1 month to 9 years with options to renew. At 31 December 2003, the Group is committed to pay for rental and related services in respect of agreements as follows:

	Consolidated Million Baht	Company Million Baht
Payment due - within 1 year	638.55	621.56
- within 2 to 5 years	800.46	780.12
- over 5 years	420.08	420.08

The Company has entered into agreements with a subsidiary of a major shareholder under which the related provides satellite transponder services. The Company is committed to pay for transponder services amounting to approximately Baht 5.64 million per month (2002: Baht 6.31 million per month).

The Company has entered into agreements with a related party under which the related party provides consulting and management services and other central services for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 15.76 million per month, and plus the rate per event as prescribed in the agreements (2002 : Baht 14.19 million per month).

The Company has entered into agreements with a related party under which the related party provides computer system services and repair and maintenance services for software and hardware for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 1.51 million per month (2002 : Baht 1.09 million per month).

g) Shin Corporation's warrants

On 27 March 2002, Shin Corporation Public Company Limited, a major shareholder, granted its warrants to the Company's directors totalling 3.24 million units at Baht nil per unit. The exercise price is set at Baht 17.80 per unit, which was Shin Corporation's share closing price as of 26 March 2002. During the year ended 31 December 2003, the Company's directors exercised 0.40 million units of warrants to acquire 0.40 million ordinary shares of Shin Corporation.

On 30 May 2003, Shin Corporation Public Company Limited, a major shareholder, granted its warrants to the Company's directors totalling 1.79 million units at Baht nil per unit. The exercise price is set at Baht 13.67 per unit. There has been no movement from the date the warrants were granted to 31 December 2003.

Shin Corporation Public Company Limited does not charge the Company for the grant of these warrants.

h) Special reward program

During the second quarter of 2002, Advanced Datanetwork Communications Company Limited, a subsidiary, granted rights to receive special reward ("Special Reward Program") to a director of the subsidiary. The program will grant the rights once a year for 5 consecutive years. The rights will be exercised after the first year but within 5 years after grant date (subsequently amended). Calculation of Special Reward Program shall be based on the improvement of the subsidiary's operational performance on the exercised date compared to that or the grant date of the subsidiary. However, such program will not exceed each person's budget. The first grant of the Special Reward Program to directors of the subsidiary is 3.41 million units.

31 **Related party transactions** (continued)

h) **Special reward program** (continued)

At the Annual General Meeting of a subsidiary, Advanced Datanetwork Communication Company Limited's shareholders held on 28 April 2003, the shareholders passed a resolution to approve additional issuance of rights not exceeding 1.62 million units, or not exceeding Baht 2.00 million, to receive special reward ("Special Reward Program") by the director of the subsidiary. The program will grant the rights once a year for 5 consecutive years. The rights can be exercised within 3 years from the grant date. The subsidiary granted 1.62 million rights to receive the special reward on 2 May 2003. Additionally, the shareholders passed a resolution to approve the change in the terms of the exercise period of the previous Special Reward Program. The exercise period has been changed from within 5 years to 3 years from the grant date.

Movement in the number of rights to receive special reward are as follows:

	Million units
For the year ended 31 December 2003	
Beginning balance	3.41
Granted	1.62
Exercised	(1.13)
Closing balance	3.90

Rights of 1.13 million units were exercised during the year ended 2003. The subsidiary paid under the exercised rights a total amount of Baht 0.32 million which is charged to selling and administrative cost in the income statement.

32 **Commitments with third parties**

Capital expenditure commitment

As at 31 December 2003, the Group and the Company have commitments in respect of the construction and installation of mobile phone networks, which have not been completed, and purchases of property and equipment as follows:

	Consolidated Million	Company Million
Assets under concession agreements		
Thai Baht	3,796.61	3,570.14
US Dollars	43.12	31.18
Japanese Yen	1,249.45	1,249.45
Euro	13.81	6.10
Pound Sterling	0.39	0.39
Property and equipment		
Thai Baht	242.74	242.74
US Dollars	11.16	11.16

The Group has commitments under letters of credit with overseas suppliers amounting to approximately Baht 89.41 million (2002 : Baht 133.65 million) on a consolidated basis and Baht Nil million (2002 : Baht 19.05 million) on a company basis.

32 Commitments with third parties (continued)

The Group has entered into lease and related service agreements for office space, cars, and base stations for periods ranging from 1 month to 5 years with options to renew. As at 31 December 2003 the Group is committed to pay for rental and related services in respect of the agreements as follows:

	Consolidated Million Baht	Company Million Baht
Payment due - within 1 year	527.17	429.34
- within 2 to 5 years	546.43	471.32

33 Contingencies

As at 31 December 2003, the Group has commitments with local banks relating to letters of guarantee issued by the banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately Baht 1,365.72 million (2002: Baht 2,264.29 million) on a consolidated basis and Baht 1,056.82 million (2002 : Baht 1,916.39 million) on a company basis.

As mentioned in note 10 that the Company sold its investment in Curtain Property Co.,Ltd., a subsidiary, (formerly "Advanced Paging Co., Ltd.") the Company is obligated under the sale agreement to:

- have full responsibility for 2 years after the date of this agreement, 16 September 2002, for any and all debts and liabilities suffered, sustained or incurred by the subsidiary which were outstanding at and incurred prior to the date of this agreement including without limitation (except all debts as specified in the agreement at the amount of Baht 20.43 million);
- indemnify the Purchasers of the subsidiary against all loss and damages sustained by the Purchaser arising from non-performance or default of any kind by the subsidiary under the Concession agreement;
- with in three years from the date of the agreement, indemnify the Purchasers from and against and thus will pay to the Purchasers the amounts of any taxation, relevant cost and penalty of the subsidiary occurred prior and upto the date of the agreement.

To date no claims have been received from the purchaser under the terms of this indemnity.

34 Financial information by segment

The business operations of the Group, as reflected in the consolidated financial statements, are classified into four major segments as follows:

1) the operations of a 1800-MHz DIGITAL, 900-MHz CELLULAR TELEPHONE SYSTEM network, and call center service
2) the operations of a DIGITAL DISPLAY PAGING SYSTEM network, trading pagers, providing pagers for rent (ceased in 2002)
3) trading of mobile phones, rendering repair services for mobile phone and providing mobile phones for rent
4) the operations of data network

34 Financial information by segment (continued)

Financial information by business segment for the years ended 31 December 2003 and 2002 are shown as follows:

	Consolidated			
	2003			
	Mobile phone and call center services Million Baht	Mobile phone sales Million Baht	Datanet service Million Baht	Group Million Baht
Revenue from services and equipment rentals	73,231.42	127.01	391.51	73,749.94
Sales	-	15,735.14	6.61	15,741.75
Other operating income	838.67	5.82	0.17	844.66
Total revenues	74,070.09	15,867.97	398.29	90,336.35
Operating expenses				
Cost of sales and services and equipment rentals	(36,719.90)	(12,471.36)	(227.30)	(49,418.56)
Selling and administrative expenses	(10,852.63)	(471.25)	(108.66)	(11,432.54)
Impairment loss on asset	(891.66)	-	-	(891.66)
Operating profit	25,605.90	2,925.36	62.33	28,593.59
Finance cost				
Net gain on exchange				36.00
Interest income				91.09
Interest expenses				(2,579.07)
Income before tax				26,141.61
Income tax				(7,528.56)
Profit before minority interests				18,613.05
Share of net gain in subsidiaries to minority interests				84.04
Net profit				18,529.01
Consolidated total assets	124,127.56	-	821.62	124,949.18
Consolidated total liabilities	65,052.59	-	270.38	65,322.97
Depreciation charge	3,732.31	-	8.93	3,741.24
Amortisation charge	12,138.28	-	95.07	12,233.35

34 Financial information by segment (continued)

	Consolidated				
	2002				
	Mobile phone and call center services Million Baht	Pager sales and services Million Baht	Mobile phone sales Million Baht	Datanet service Million Baht	Group Million Baht
Revenue from services and equipment rentals	60,112.89	72.44	362.48	378.16	60,925.97
Sales	-	6.81	19,309.02	9.60	19,325.43
Other operating income	588.47	116.76	204.69	-	909.92
Total revenues	60,701.36	196.01	19,876.19	387.76	81,161.32
Operating expenses					
Cost of sales and services and equipment rentals	(29,165.22)	(139.65)	(15,294.82)	(240.93)	(44,840.62)
Selling and administrative expenses	(13,105.97)	(121.94)	(485.69)	(92.60)	(13,806.20)
Impairment loss on asset	(258.63)	-	-	-	(258.63)
Operating profit	18,171.54	(65.58)	4,095.68	54.23	22,255.87
Finance cost					
Net loss on exchange					(161.10)
Interest income					205.04
Interest expenses					(3,068.78)
Income before tax					19,231.03
Income tax					(7,816.09)
Profit before minority interests					11,414.94
Share of net loss in subsidiaries to minority interests					(15.36)
Net profit					11,430.30
Consolidated total assets	123,538.69	-	1,706.00	840.68	126,085.37
Consolidated total liabilities	73,443.12	-	1,061.07	339.93	74,844.12
Depreciation charge	1,681.35	-	35.26	8.72	1,725.33
Amortisation charge	10,287.60	-	38.05	101.81	10,427.46

As mentioned in note 30 the Company disposed of its subsidiary, Curtain Property Co.,Ltd. (formerly "Advanced Paging Co., Ltd.") on 16 September 2002, and the figures stated above in "Pager sales and services" segment represent the operations of the subsidiary accumulated until the date of disposal.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

35 Subsequent event

As mentioned in Note 19, as at 31 December 2003, of the Company's warrants 0.53 million units were exercised at Baht 47.73 each. The Company registered the increase in the share capital with the Ministry of Commerce on 5 January 2004.

In January 2004, 0.11 million units of the Company's warrants were exercised at Baht 47.73 each. The Company registered the increase in the share capital with the Ministry of Commerce on 2 February 2004.

As a result of the two transactions mentioned above, the total issued and paid up share capital and premium on share capital of the Company will increase from Baht 2,938.52 million to Baht 2,939.17 million, and from Baht 20,169.28 million to Baht 20,199.58 million, respectively.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED